Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Six
						Months Ended
	Year Ended September 30,					March 31,
(dollars in thousands)	2009	2010	2011	2012	2013	2014
Fixed Charges Computation
Interest expensed and capitalized (1)	$33,961	$55,908	$106,557	$38,809	$37,100	$21,398
Amortized premiums, discounts, and capitalized expenses related to indebtedness	13,459	16,027	20,069	14,184	5,841	1,152
Reasonable approximation of interest within rental expense	3,377	3,670	3,323	3,106	3,454	1,678

Total Fixed Charges and Preferred Equity Dividends	$50,797	$75,605	$129,949	$56,099	$46,395	$24,228

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(491,730)	$(46,390)	$(138,093)	$(16,454)	$12,209	$(14,068)
Plus
Fixed charges	50,797	75,605	129,949	56,099	46,395	24,228
Minus
Interest capitalized	1,396	441	91	137	192	167
Total Earnings	$(442,329)	$28,774	$(8,235)	$39,508	$58,412	$9,993

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	N/A *	0.38	N/A *	0.70	1.26	0.41

*             Total earnings for these periods were less than zero dollars.  The deficiency of earnings to fixed charges for the years ended September 30, 2009 and 2011 were $493.1 million and $138.2 million, respectively.

(1)        Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.